WILLIAMS SECURITIES LAW FIRM, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
e-mail:  Michael@GoPublicDirect.com

December 12, 2011

Ms. Allicia Lam
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Golden Oasis New Energy Group, Inc.
Registration Statement on Form S-1/A
Amendment No. 1.
File No. 333-175482

Dear Ms. Lam:

We have filed on EDGAR the above Amendment No. 1 and the related response table which is attached to this letter.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.
Michael T. Williams, Esq.

Comment Number	Explanation
1 .	We have revised to reflect the calculation based upon the revised maximum offering price.
2 .	We have added the requested disclosure concerning the auditor’s opinion.
3 .	We have updated the numbers in the Financial Summary.
4 .	We have deleted this risk factor as it was a scrivener error.
5 .
We have revised this disclosure to make it clear that it is our primary supplier that is in China and that the risks are a result of our primary supplier being subject to Chinese regulations and operating environment.

6 .	We have eliminated this language and revised to indicate the price is based upon the price we believe a purchaser will be willing to pay for our stock.
7 .	We have revised the “Dilution” disclosure as requested.
8 .	We have included the disclosure concerning these relationships.
9 .	We have amended and restated our entire bylaws and have filed them as an exhibit. These amended and restated bylaws do not include the referenced language.
10 .	We have updated the status of our operational activities as requested.
11 .	We have added this more detailed description as well as a detailed summary of the Distribution Agreement, as amended, which addresses this comment.
12 .	See Response to Comment 11.
13 .	The financial statements have been revised in accordance with this comment.
14 .	We have crossed referenced the expanded disclosure of the Amended Distribution Agreement. See Response to Comment 11.
15 .	We have added disclosure concerning this calculation.
16 .	We have clarified that this refers to the Funding Agreement and have referenced as requested.
17 .	We have filed the lease agreement as an Exhibit.
18 .	We have provided the requested information in “Certain Relationships.”
19 .	We have revised to clarify our fiscal year end as June 30.
20 .	See Response to Accounting Comments, below.
21 .	See Response to Accounting Comments, below.
22 .	See Response to Accounting Comments, below.
23 .	See Response to Accounting Comments, below.
24 .	See Response to Accounting Comments, below.
25 .	See Response to Accounting Comments, below.
26 .	See Response to Accounting Comments, below.
27 .	See Response to Accounting Comments, below.
28	See Response to Accounting Comments, below.
29	See Response to Accounting Comments, below.
30	We have filed a new legal opinion consistent with this comment.
31	We have filed an amendment to the Distribution Agreement Addressing this issue.

Financial Statements

Independent Registered Public Accounting Firm’s Auditors Report, Page F-3

20. Revised the going concern paragraph.

Balance Sheet as of June 30, 2010, Page F-4

21. Caption of “Total Current Assets” was corrected in updated financial statements as of September 30, 2011.

22. The financial statements were updated as of September 30, 2011.

Notes to Financial Statements for the Year Ended June 30, 2010, Page F-8

Note B- Significant Accounting Policies, page F-9

Basic and Diluted Net Loss per Common Share, page F-10

23.  Computation of basic diluted earnings per share is as follows:

Basic EPS is computed by dividing the income (loss) available to Common Shareholders by the weighted-average number of common shares outstanding for the period.  Diluted EPS is based on the weighted-average number of shares of common stock and common stock equivalents outstanding during the periods.

Year End 6/30/2010

Basic & Diluted EPS Computation

Net Loss	$(2,195)
Loss available to common stockholders	$(2,195)

Dates	Shares	Fraction of Period	Weighted -
Outstanding	Outstanding	On Daily Basis	Average Shares
May 28, 2007	5,000,000	34 / 51	1,835,616
Weighted-average shares			1,835,616

Basic & Diluted Net Loss Per Common Share	$(0.00)

Revenue Recognition, page F-10.

24. In accordance with paragraph 4-14 of FASB ASC 605-45, "Reporting Revenues Gross as a Principal versus Net as an Agent", the Company will recognize revenues on a gross basis. ASC 605-45, paragraph 4-14 discusses whether revenues and cost of goods sold to arrive at gross profit and their corresponding assets and liabilities should be recorded at gross or net.  The following indicators of gross revenue recognition will be applicable in the Company:

•
Acts as principal in the transaction, Entity Is the Primary Obligor in the Arrangement.  The Company will purchase the products from supplier(s) and will responsible for the acceptability of the products, store the products in our warehouse as inventory.  The current leased property is a warehouse with office suite.  For whole purchase and selling cycle, the Company acts as principal and primary obligator throughout the whole purchase to selling transaction.

•
Has risk and rewards of ownership, such as general inventory risk, risk of loss for collection, delivery and returns.  Based on the signed distribution agreement, the supplier ship the products FOB at shipping point, after shipping, the Company will take care of the products loss, and after receiving the products the Company will store all products in leased warehouse and incur risk of loss inventory.  After selling to customers, the Company is also responsible for risk of loss for delivery, return, and collection of receivable.

•
Takes title to the products.  The Company will take title to the products before customers order them.  The Company will retail its purchased products to general public through e-commerce or online selling.  All customer orders and its shipments to customers will be responsible of the Company, not supplier(s).

•	Flexibility in pricing. The retail price to customers will be responsible of the Company according to the market competitions.
•	Assumes credit risk. The Company will assume collection and receivable risks.
•
The company can change the products or perform part of the service, and the Company is involved in the determination of products or service specifications based on customer’s needs.  At the beginning of the Company’s development stage, the Company will not change the products.  After the products purchased by the Company and stored in warehouse, the Company will display our products on our website or through e-bay, the interested customers will click the specific product items to complete purchase orders.  After the development stage, the Company will develop its own design and will customize the products according to customers’ request.

Though the Company signed a one-year term distribution agreement with ZHEJIANG UNITED POWER ENERGY CO., LTD, the Company can have alternatives to choose other more competitive suppliers if it is necessary.  Accordingly, all gross revenue indicators are positive to support the Company is a gross revenue report entity.

All the indicators of net revenue reporting (ASC 605-45, paragraph 16-23) will not be applicable in the Company.

Note F. Going Concern, page F-15

25.  Removed the paragraph.

26. Revised as follows:

The Company has a plan to overcome the going concern.  The founder of the Company, Mr. Keming Li is committed to funding the necessary operation of the Company’s daily activities.  On July 8, 2011, The Company entered into a Funding Agreement with Keming Li, President and Director (“Lender”) to provide operational and going and staying public funding for the Company as follows:

•	FUNDING

The Company requires and will continue to require funding for the Company for its operations and for the Company’s going and staying public in the U.S., including but not limited to legal, accounting, EDGAR, filing, corporate and other fees and expenses (the “Funding”).  Lender agrees to provide all Funding needed by the Company for its operations and for the Company’s going and staying public in the U.S. on the terms and conditions set forth in the Agreement.

•	TERM

The term of the Agreement began as of the date of this Agreement and terminates when the Company generates operating revenues or receives other financing in amounts necessary to fund its operations and for the Company’s going and staying public in the U.S., including but not limited to legal, accounting, EDGAR, filing, corporate and other fees and expenses.

•	FUNDING TERMS

The Funding will be provided by Lender on a non-interest bearing basis due upon demand.  There is no limit on the amount of Funding which must be provided under the Agreement, and Lender agrees to provide all needed Funding.  Lender further represents that he has sufficient liquid assets to meet all of Funding obligations under the Agreement.

Therefore with Mr. Keming Li’s financial support, the Company can remain viable for at least 12 months.

Note B. Significant Accounting Policies – Prepaid Expense, page F-24

27. Revised.

Financial Statements for the Three and Nine Months Ended March 31, 2011

Statement of Cash Flows, page F-21

28. Revised to classify repayment of shareholders loan  as a financing activity in the
Statement of Cash Flows.

Note D – Shareholders’ Equity, page F-27

29. On March 31, 2011, 100,000 shares were issued to Michael Williams for legal services of $10,000 at 0.10 per share.  The legal service fee was accounted (debit) as professional expense, and the 100,000 shares were accounted (credited) as common stock of $100 and additional paid in capital of $9,900, respectively.